UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): x Form 10-K ¨ Form 20-F ¨ Form 11-K ¨ Form 10-Q ¨ Form 10-D ¨ Form N-SAR ¨ Form N-CSR

For Period Ended: March 31, 2020

¨	Transition Report on Form 10-K
¨	Transition Report on Form 20-F
¨	Transition Report on Form 11-K
¨	Transition Report on Form 10-Q
¨	Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

JUPITER WELLNESS, INC.

_____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

725 N. Hwy A1A, Suite C-106

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Jupiter, FL 33477

_____________________________________________________________________________________________

City, State and Zip Code

1

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	│	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	│	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	│	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Jupiter Wellness, Inc. (the “Company’) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”) within the prescribed time period because of delays in completing the preparation of its financial statements and its management discussion and analysis. The original filing date applicable to smaller reporting companies was March 31, 2021. The Company is currently in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the year ended December 31, 2020 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth (15th) calendar day following the prescribed filing date.

The Company has experienced significant growth during its year ended December 31, 2020 which included an initial public offering, which closed in November 2020 netting approximately $6 million in cash to the Company, and two acquisitions: (i) Magical Beasts LLC, which closed in February 2020 and (ii) SRM Entertainment Ltd, which closed November 30, 2020. As a result, the Company’s assets on its balance sheet increased from approximately $746,000 at December 31, 2019 to approximately $7,600,000 at December 31, 2020. The primary components of the assets on the balance sheet at December 31, 2020 are cash of approximately $4,260,000 and the addition of Intangible assets and goodwill of approximately $2,520,000 related to the acquisitions.

The Company’s revenues increased from $6,455 for the year ended December 31, 2019 to over $1,000,000 for the year ended December 31, 2020 and the Company’s net loss increased from approximately $925,000 for the year ended December 31, 2019 to over $5,200,000 for the year ended December 31, 2020. The increase in revenues reflect the acquisitions of Magical Beasts LLC and of SRM Entertainment LTD and increased internal revenues. The increase in net loss resulted from increased stock-based compensation during the year ended December 31, 2020, expenses related to the Company’s initial public offering which closed in November 2020 and effects of the acquisitions of Magical Beasts and SRM Entertainment.

2

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian John	561	244 7100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Part III NARRATIVE above.

JUPITER WELLNESS, INC.

__________________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Jupiter Wellness inc.

Date: March 31, 2021	By:	/s/ Brian John

Brian John
Chief Executive Officer

3